SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Corporate Taxpayer’s ID (CNPJ/MF) #00.108.786/0001 -65
Corporate Registry ID (NIRE) #35.300.177.240

PUBLICLY-HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON MAY 18, 2006

Date, time and place:	May 18, 2006, at 10:00 am, at the Company’s headquarters, at Rua Verbo Divino, 1356 – 1o andar, Chácara Santo Antônio, in the city of São Paulo, State of São Paulo.

Attendance:	Board members representing the necessary quorum, as per the signatures below.

Presiding Board:	Jorge Luiz de Barros Nóbrega – Chairman.
André Müller Borges – Secretary.

Agenda:	1. To approve the Company’s capital increase, within the authorization in the Bylaws, by means of the private issuance of common and preferred shares, for payment by means of the capitalization of the tax benefit resulting from the amortization of the goodwill incorporated in view of the merger of Globotel Participações S.A. (“Globotel”), as allowed by the CVM Instruction #319/99 and pursuant to the provision in the clause 8 of the Merger Protocol of Globotel.

Resolutions:	The members of the Board of Directors took the following resolutions:

1. The Board Members approved the Company’s capital stock increase, within the limit of the authorized capital set forth in the Article 5 of its Bylaws, in the amount of seventy four million, two hundred sixty nine thousand, one hundred forty one reais and eighty nine centavos (R$74,269,141.89), increasing the Company’s capital stock from three billion, four hundred seventy four million, two hundred seventy two thousand, one hundred eighty five reais and twenty eight centavos (R$3,474,272,185.28) to three billion, five hundred forty eight million, five hundred forty one thousand, three hundred twenty seven reais and seventeen centavos (R$3,548,541,327.17), by means of the capitalization of the tax benefit in that same amount resulting from the goodwill incorporated by the Company, in view of the merger of Globotel Participações S.A., which was succeeded by Roma Participações Ltda. and this, subsequently, by Globo Comunicação e Participações S.A., as allowed by the CVM Instruction #319/99 and pursuant to the provision in the clause 8 of the Merger Protocol of Globotel Participações S.A. This right to be capitalized was obtained by the Company and by the subsidiaries Net Belo Horizonte Ltda., Net Rio S.A., Net Brasília Ltda. and Net São Paulo Ltda. due to the amortization of the goodwill referred to above during 2005, as well as to the tax loss related to the goodwill not used in previous years and also used in 2005.

1.1. Under the terms of the provision in the aforementioned CVM Instruction and in the Article 171 of Law 6,404, as of 12.15.76, the shares issued will be aimed at the credit capitalization for the use of their holder, Empresa Brasileira de Telecomunicações S.A. – Embratel, as the assignee of Globo Comunicação e Participações S.A., ensuring the other shareholders the option to exercise their preemptive right in the subscription of these shares. The amounts paid by the shareholders who exercise the preemptive right will be delivered directly to Empresa Brasileira de Telecomunicações S.A. – Embratel, holder of the right to be capitalized.

1.2. The capital increase maintains the same proportion of the number of shares of all existing types and classes, and each shareholder will exercise the preemptive right on the shares equal to the ones he/she holds.

1.3. The term for the exercise of the preemptive right of the Shareholders is thirty (30) days counted from the publication date of these present minutes, and the following conditions must be complied with:

1. AMOUNT OF THE CAPITAL INCREASE

Seventy four million, two hundred sixty nine thousand, one hundred forty one reais and eighty nine centavos (R$74,269,141.89)

2. NUMBER AND TYPE OF SHARES TO BE ISSUED

NUMBER OF SHARES	TYPE OF SHARES
twenty six million, five hundred seventy five thousand, nine hundred and sixty one (26,575,961)	Non-par registered, book-entry common shares
thirty eight million, five hundred seventy two thousand, four hundred and nine (38,572,409)	Non-par registered, book-entry preferred shares

2.1. All the numbers of shares, proportions and prices determined in these minutes must be adequately adjusted in the event of any split or reverse split of shares, bonuses, reclassification or similar event, including, however not limited to the reverse split of each lot of fifteen (15) shares issued by the Company into one (1) share issued by the Company, approved at the extraordinary and annual general meeting held on April 28, 2006.

3. ISSUANCE AND SUBSCRIPTION PRICE

R$1.14 per each common share and per each preferred share.

4. JUSTIFICATION OF THE ISSUANCE PRICE

The determination of the issuance price of the shares was made based on the weighted average per trading volume of the unit average trading price on the São Paulo Stock Exchange – Bovespa of the preferred shares issued by the Company in the last thirty (30) trading floors immediately previous to the date of this meeting, retroactively counted, as from April 3, 2006 up to May 17, 2006, inclusively, applying a five percent (5%) discount on this average.

The issuance price will be maintained fixed during the period reserved for the exercise of the preemptive right.

5. TERM FOR THE EXERCISE OF THE PREEMPTIVE RIGHT

START: May 19, 2006.	END: June 19, 2006.

6. PAYMENT CONDITIONS – PREEMPTIVE EXERCISE

In cash, at the moment of the subscription.

7. AUTHORIZATION TO SUBSCRIBE

7.1. The shareholders who have acquired their shares up to May 18, 2006 (inclusively) will have the right to subscribe.

7.2. The shareholders will receive a subscription list at the address maintained with Banco Itaú S.A. and may exercise the subscription and pay up in the same act in any branch of Banco Itaú S.A.

7.3. The shareholders whose custody of shares is at CBLC – Brazilian Clearing and Depositary Corporation must exercise their respective rights by means of its custody agents.

8. DIVIDENDS

All the shares that comprise the current capital stock of Net Serviços de Comunicação S.A., including the shares resulting from this capital increase, will participate in the same conditions to all the benefits, including dividends and possible capital remunerations to be declared by Net Serviços de Comunicação S.A.

9. REMAINDERS

There will be no remainders of subscription right.

10. GENERAL INSTRUCTIONS

The shareholders must go, within the term for the exercise of the preemptive right, to one of the branches of Banco Itaú S.A. to require the Subscription List of Shares, specifying the number of shares to acquire.

11. DOCUMENTATION FOR THE SUBSCRIPTION AND ASSIGNMENT OF RIGHT

11.1. Individual: Identity Card and Individual Taxpayer’s ID (CPF) and residence proof.

11.2. Legal Entity: Articles of Association or Bylaws, as well as the minutes of the meeting which elected the current board of executive officers and address proof.

11.3. In the event of representation by power of attorney, the presentation of the respective instrument will be required, in addition to the documents mentioned in the items above concerning the Grantor.

12. PLACE OF ASSISTANCE

Branches of Banco Itaú S.A.

Closure: Nothing more to be dealt with, the meeting was closed, drawing up these present minutes which, after being read, were approved and signed by all the attending board members.

Signatures: Jorge Luiz de Barros Nóbrega – Chairman, André Müller Borges – Secretary, Stefan Alexander, Rossana Fontenele Berto, Juarez de Queiroz Campos Júnior, Marcos da Cunha Carneiro, Sérgio Lourenço Marques, Augusto Cesar Roxo de Urzedo Rocha Filho, Carlos Henrique Moreira, José Formoso Martinez, João Adalberto Elek Jr., Ivan Magalhães Jr. and Mauro Szwarcwald.

This is a free English translation of the original instrument drawn up in the company’s records.

André Müller Borges
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2006

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.